[Letterhead of Cadwalader, Wickersham & Taft LLP]




March 22, 2006

Sara W. Dunton, Esq.
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:   Banc of America Commercial Mortgage Inc.
      Regulation AB Registration Statement Filing
      (Pre-Effective Amendment No. 2)
      File No. 333-130755
      -------------------------------------------

Dear Ms. Dunton:

We are counsel to Banc of America Commercial Mortgage Inc. (the "Depositor"). We have reviewed your letter dated March 16, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Depositor's registration statement (File No. 333-130755) on Form S-3 as filed on December 29, 2005 and amended by a Pre-Effective Amendment No. 1 filed February 24, 2006. We have discussed the comments with various representatives of the Depositor, and the Depositor's responses are set forth below. Capitalized terms in this letter without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or form of prospectus supplement (the "Prospectus Supplement") contained in the revised form of registration statement submitted herewith. Enclosed herewith are two copies of such revised registration statement, which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff's comments are repeated in italics below, followed by the Depositor's responses. References to the page numbers in the registration statement are to the marked version (given the straightforward nature of the changes, the affected pages are also included separately with this letter for your convenience).

[Cadwalader Logo]

March 22, 2006


Base Prospectus
---------------

Cover Page
----------

      1. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(1) of Regulation AB for the definition of issuing entity. In this regard, please revise your cover page, including the second sentence in the box, to refer to the issuing entity. Refer to Item 1102(d).

            The Staff's requested change has been made to the base prospectus cover (and also a further change to the prospectus supplement cover) so that the language more closely tracks Item 1102(d).

Description of the Trust Funds, page 41
---------------------------------------

      2. We note your response to prior comment 17 that you have removed language referring to mortgage participations. Therefore, please remove the reference to mortgage participations in the second bullet point on this page.

            The Staff's requested change has been made.

The Depositor hopes the Staff will find the above responses and the enclosed submission responsive to its comments. Any questions concerning same may be directed to the undersigned at (704) 348-5149.

Very truly yours,


/s/ Henry A. LaBrun

Henry A. LaBrun

                                                                       VERSION 1

                                   Prospectus

                    Banc of America Commercial Mortgage Inc.
                                    Depositor

                      Bank of America, National Association
                                     Sponsor

                       Mortgage Pass-Through Certificates

--------------------------------------------------------------------------------
Consider carefully the risk factors beginning on page 8 in this prospectus.

Neither the certificates nor the underlying mortgage loans are insured by any governmental agency.


The certificates will represent interests only in the related issuing entity and will not represent interests in or obligations of the depositor, the sponsor or any of their affiliates, including Bank of America Corporation.


This prospectus may be used to offer and sell any series of certificates only if accompanied by the prospectus supplement for that series.
--------------------------------------------------------------------------------

Each Issuing Entity--

o will issue a series of mortgage pass-through certificates, which will consist of one or more classes of certificates; and

o     may own--

      o     multifamily and commercial mortgage loans; and

      o     mortgage-backed securities.

Each Pool of Mortgage Loans--

o will be sold to the related issuing entity by the depositor, who will have in turn purchased the mortgage loans from the sponsor;

o will be underwritten to the standards described in this prospectus or the accompanying prospectus supplement; and

o will be serviced by one or more servicers affiliated or unaffiliated with the depositor.

Each Series of Certificates--

o will represent interests in the issuing entity and will be paid only from the trust assets;

o provide for the accrual of interest based on a fixed, variable or adjustable interest rate;

o will receive interest and principal payments based on the rate of payment of principal and the timing of receipt of payments on the mortgage loans;

o may be offered through underwriters, which may include Banc of America Securities LLC, an affiliate of the depositor; and

o     will not be listed on any securities exchange.

                         DESCRIPTION OF THE TRUST FUNDS

General

      The primary assets of each trust fund will consist of mortgage assets which will include--

      o     various types of multifamily or commercial mortgage loans;


      o pass-through certificates or other mortgage-backed securities that evidence interests in, or that are secured by pledges of, one or more of various types of multifamily or commercial mortgage loans; or


      o     a combination of such mortgage loans and mortgage backed securities.

      We will establish each trust fund and select each mortgage asset. We will purchase mortgage assets to be included in the trust fund and select each mortgage asset from the Mortgage Asset Seller who may not have originated the mortgage asset or issued the MBS and may be our affiliate.

      We will not insure or guaranty the mortgage assets nor will any of its affiliates or, unless otherwise provided in the related prospectus supplement, by any governmental agency or instrumentality or by any other person. The discussion below under the heading "--Mortgage Loans", unless otherwise noted, applies equally to mortgage loans underlying any MBS included in a particular trust fund.

Mortgage Loans

      General. The mortgage loans will be evidenced by promissory notes (referred to in this prospectus as mortgage notes) notes secured by mortgages, deeds of trust or similar security instruments (referred to in this prospectus as mortgages) that create first or junior liens on fee or leasehold estates in properties consisting of--

      o residential properties consisting of five or more rental or cooperatively-owned dwelling units in high-rise, mid-rise or garden apartment buildings or other residential structures; or

      o office buildings, retail stores and establishments, hotels or motels, nursing homes, hospitals or other health care-related facilities, recreational vehicle and mobile home parks, warehouse facilities, mini-warehouse facilities, self-storage facilities, industrial plants, parking lots, entertainment or sports arenas, restaurants, marinas, mixed use or various other types of income-producing properties or unimproved land.

      These multifamily properties may include mixed commercial and residential structures and apartment buildings owned by private cooperative housing corporations. However, no one of the following types of commercial properties will represent security for a material concentration of the mortgage loans in any trust fund, based on principal balance at the time such trust fund is formed: (1) restaurants; (2) entertainment or sports arenas; (3) marinas; or (4) nursing homes, hospitals or other health care-related facilities. Unless otherwise specified in the related prospectus supplement, each mortgage will create a first priority mortgage lien on a borrower's fee estate in a mortgaged property. If a mortgage creates a lien on a borrower's leasehold estate in a property, then, unless otherwise specified in the related prospectus supplement, the term of any such leasehold will exceed the term of the mortgage note by at least ten years. Unless otherwise specified in the related prospectus supplement, each mortgage loan will have been originated by a person other than us; however, such person may be or may have been our affiliate.

      If so provided in the related prospectus supplement, mortgage assets for a series of certificates may include mortgage loans secured by junior liens, and the loans secured by the related senior liens may not be included in the mortgage pool. The primary risk to holders of mortgage loans secured by junior liens is the possibility that adequate funds will not be received in connection with a foreclosure of the related senior liens to satisfy fully both the senior liens and the mortgage loan. In the event that a holder of a senior lien forecloses on a mortgaged property, the

                                                                       VERSION 2
                                                      [Healthcare Concentration]


                                   Prospectus

                    Banc of America Commercial Mortgage Inc.
                                    Depositor

                      Bank of America, National Association
                                     Sponsor

                       Mortgage Pass-Through Certificates

Consider carefully the risk factors beginning on page 9 in this prospectus.

Neither the certificates nor the underlying mortgage loans are insured by any governmental agency.


The certificates will represent interests only in the related issuing entity and will not represent interests in or obligations of the depositor, the sponsor or any of their affiliates, including Bank of America Corporation.


This prospectus may be used to offer and sell any series of certificates only if accompanied by the prospectus supplement for that series.

Each Issuing Entity--

o will issue a series of mortgage pass-through certificates, which will consist of one or more classes of certificates; and

o     may own--

      o     multifamily and commercial mortgage loans; and

      o     mortgage-backed securities.

Each Pool of Mortgage Loans--

o will be sold to the related issuing entity by the depositor, who will have in turn purchased the mortgage loans from the sponsor;

o will be underwritten to the standards described in this prospectus or the accompanying prospectus supplement; and

o will be serviced by one or more servicers affiliated or unaffiliated with the depositor.

Each Series of Certificates--

o will represent interests in the issuing entity and will be paid only from the trust assets;

o provide for the accrual of interest based on a fixed, variable or adjustable interest rate;

o will receive interest and principal payments based on the rate of payment of principal and the timing of receipt of payments on the mortgage loans;

o may be offered through underwriters, which may include Banc of America Securities LLC, an affiliate of the depositor; and

o     will not be listed on any securities exchange.

                         DESCRIPTION OF THE TRUST FUNDS

General

      The primary assets of each trust fund will consist of mortgage assets which will include--

      o     various types of multifamily or commercial mortgage loans;


      o pass-through certificates or other mortgage-backed securities that evidence interests in, or that are secured by pledges of, one or more of various types of multifamily or commercial mortgage loans; or


      o     a combination of such mortgage loans and mortgage backed securities.

      We will establish each trust fund and select each mortgage asset. We will purchase mortgage assets to be included in the trust fund and select each mortgage asset from the Mortgage Asset Seller who may not have originated the mortgage asset or issued the MBS and may be our affiliate.

      We will not insure or guaranty the mortgage assets nor will any of its affiliates or, unless otherwise provided in the related prospectus supplement, by any governmental agency or instrumentality or by any other person. The discussion below under the heading "--Mortgage Loans", unless otherwise noted, applies equally to mortgage loans underlying any MBS included in a particular trust fund.

Mortgage Loans

      General. The mortgage loans will be evidenced by promissory notes (referred to in this prospectus as mortgage notes) notes secured by mortgages, deeds of trust or similar security instruments (referred to in this prospectus as mortgages) that create first or junior liens on fee or leasehold estates in properties consisting of--

      o residential properties consisting of five or more rental or cooperatively-owned dwelling units in high-rise, mid-rise or garden apartment buildings or other residential structures; or

      o office buildings, retail stores and establishments, hotels or motels, nursing homes, hospitals or other health care-related facilities, recreational vehicle and mobile home parks, warehouse facilities, mini-warehouse facilities, self-storage facilities, industrial plants, parking lots, entertainment or sports arenas, restaurants, marinas, mixed use or various other types of income-producing properties or unimproved land.

      These multifamily properties may include mixed commercial and residential structures and apartment buildings owned by private cooperative housing corporations. However, no one of the following types of commercial properties will represent security for a material concentration of the mortgage loans in any trust fund, based on principal balance at the time such trust fund is formed: (1) restaurants; (2) entertainment or sports arenas; (3) marinas; or (4) nursing homes, hospitals or other health care-related facilities. Unless otherwise specified in the related prospectus supplement, each mortgage will create a first priority mortgage lien on a borrower's fee estate in a mortgaged property. If a mortgage creates a lien on a borrower's leasehold estate in a property, then, unless otherwise specified in the related prospectus supplement, the term of any such leasehold will exceed the term of the mortgage note by at least ten years. Unless otherwise specified in the related prospectus supplement, each mortgage loan will have been originated by a person other than us; however, such person may be or may have been our affiliate.

      If so provided in the related prospectus supplement, mortgage assets for a series of certificates may include mortgage loans secured by junior liens, and the loans secured by the related senior liens may not be included in the mortgage pool. The primary risk to holders of mortgage loans secured by junior liens is the possibility that adequate funds will not be received in connection with a foreclosure of the related senior liens to satisfy fully both the senior liens and the mortgage loan. In the event that a holder of a senior lien forecloses on a mortgaged property, the

--------------------------------------------------------------------------------
The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until a final prospectus supplement has been delivered to you. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------

   The information in this prospectus supplement will be amended or completed;
                         dated [_________ ___], 20[__].

                              Prospectus Supplement

                         $[____________________________]
                    Banc of America Commercial Mortgage Inc.
                                    Depositor

                      Bank of America, National Association
                           Sponsor and Master Servicer

               Banc of America Commercial Mortgage Trust 200[_-__]
                                 Issuing Entity

                      -------------------------------------

         Commercial Mortgage Pass-Through Certificates, Series 200[_-_]


--------------------------------------------------------------------------------
Consider carefully the risk factors beginning on page S-11 in this prospectus supplement and page 9 in the accompanying prospectus.

Neither the certificates nor the underlying mortgage loans are insured or guaranteed by any governmental agency.


The certificates will represent interests only in the issuing entity and will not represent interests in or obligations of the depositor, the sponsor or any of their affiliates, including Bank of America Corporation.

--------------------------------------------------------------------------------

The Series 200[__-__] Commercial Mortgage Pass-Through Certificates will consist of the following classes:

o     the Class A Certificates;

o     the Class B Certificates;

o     [the Class X Certificates;]

o     the Class C Certificates; and

o     the Class R Certificates.

Only the senior certificates and the Class B Certificates are offered by this prospectus supplement. Distributions on the offered certificates will occur monthly, commencing [___________], as and to the extend of available funds as described in this prospectus supplement. The mortgage loans constitute the sole source of repayment on the mortgage loans.

Credit enhancement for the offered certificates will be provided by subordination, in that each class of certificates will be subordinate to the class(es) of certificates that are higher in order of payment priority. [Identification of any other form and provider of credit support to the extent required by Item 1102(h) of Regulation AB, including any enhancement or provider referenced in Items 1114(b) or 1115 of Regulation AB.]

Certain characteristics of the offered certificates include:


                                                                     Assumed         Rated
                                                                      Final          Final
        Initial Certificate Balance                                Distribution   Distribution
Class        or Notional Amount       Pass-Through Rate   Rating      Date           Date
-----        ------------------       -----------------   ------      ----           ----
  A        $_____________________           ____%
  B        $_____________________           ____%
 [X        $_____________________         Variable


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these offered certificates or determined if this prospectus or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                         Banc of America Securities LLC

______________, 200_